Filed Pursuant to Rule 424(b)(3)
File No. 333-125850

EQUITY LIFESTYLE PROPERTIES, INC.

1,124,187 Shares of Common Stock

     This Prospectus relates to the offer and sale from time to time (the “Offering”) by the persons listed herein (the “Selling Stockholders”), of up to 1,124,187 of our shares of common stock, $.01 par value per share (the “Offered Stock”). We may issue the 1,124,187 shares of Offered Stock to the Selling Stockholders, which hold 1,124,187 units of limited partnership interest in MHC Operating Limited Partnership (“Units”), if and to the extent that such Selling Stockholders exchange their Units for shares of our Common Stock. We are registering the resale of the Offered Stock pursuant to a registration rights agreement. The registration of the resale of the Offered Stock does not necessarily mean that any of the shares of Offered Stock will be offered or sold by the Selling Stockholders. We will receive no proceeds of any sales of the Offered Stock, but we will incur expenses in connection with the offering.

     Our shares of common stock, par value $.01 per share (the “Common Stock”), are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ELS.”

Investing in our Common Stock involves certain risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 11, 2005.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference in it, contains forward-looking statements with respect to our financial condition, results of operations and business. These statements may be made directly in this document or they may be made part of this document by reference to other documents filed with the Securities and Exchange Commission (the “Commission”), which is known as “incorporation by reference.” You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions in this prospectus or the documents incorporated by reference. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, including, but not limited to: in the age-qualified communities, home sales results could be impacted by the ability of potential homebuyers to sell their existing residences as well as by financial markets volatility; in the all-age communities, results from home sales and occupancy will continue to be impacted by local economic conditions, lack of affordable manufactured home financing and competition from alternative housing options including site-built single-family housing; our ability to maintain rental rates and occupancy with respect to properties currently owned or pending acquisitions; our assumptions about rental and home sales markets; the completion of pending acquisitions and timing with respect thereto; the effect of interest rates as well as other risks indicated elsewhere in this prospectus or from time to time in our filings with the Commission. These forward-looking statements are based on management’s present expectations and beliefs about future events. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. We are under no obligation to, and expressly disclaim any obligation to, update or alter these forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file with the Commission at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement of which this prospectus is a part and related exhibits with the Commission under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

     You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus is an offer to sell only the securities to which it relates, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of this prospectus.

     Unless the context otherwise requires or as otherwise specified, references in this prospectus to the “Company,” “we,” “us” or “our” refer to Equity LifeStyle Properties, Inc. and its subsidiaries, including MHC Trust and MHC Operating Limited Partnership, except where we make clear that we mean only the parent company, Equity LifeStyle Properties, Inc. In addition, we sometimes refer to MHC Operating Limited Partnership as the “Operating Partnership.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company with the Commission and are incorporated herein by reference:

a.	Annual Report on Form 10-K for the year ended December 31, 2004, filed March 29, 2005, as amended by the Form 10-K/A, filed March 31, 2005.

b.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 10, 2005.

c.	Current Report on Form 8-K, filed January 26, 2005.

d.	Current Report on Form 8-K, filed January 28, 2005.

e.	Current Report on Form 8-K, filed March 4, 2005.

f.	Current Report on Form 8-K, filed March 8, 2005.

g.	Current Report on Form 8-K, filed March 11, 2005.

h.	Current Reports on Form 8-K, filed March 29, 2005.

i.	Current Report on Form 8-K, filed April 13, 2005.

j.	Current Report on Form 8-K, filed April 19, 2005.

k.	Current Report on Form 8-K, filed May 6, 2005.

l.	Current Report on Form 8-K, filed May 19, 2005.

m.	Current Report on Form 8-K, filed June 15, 2005.

n.	Current Report on Form 8-K, filed July 7, 2005.

o.	The description of the Common Stock contained in the Company’s Registration Statement on Form 8-A/A, filed February 22, 1993.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the date of this prospectus and prior to the termination of the offering of all securities to which this prospectus relates shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such documents.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request. Requests should be directed to Equity LifeStyle Properties, Inc., Two North Riverside Plaza, Suite 800, Chicago, Illinois 60606, Attention: Corporate Secretary (telephone number: (312) 279-1400).

THE COMPANY

     We are a fully integrated owner and operator of resort and retirement oriented properties (“Properties”). We lease individual developed areas with access to utilities for placement of factory built homes or recreational vehicles. We were formed to continue the property operations, business objectives and acquisition strategies of an entity that had owned and operated Properties since 1969. As of March 31, 2005, we owned or had an ownership interest in a portfolio of 275 Properties primarily located throughout the United States containing 101,285 residential sites. These Properties are located in 25 states and British Columbia (with the number of Properties in each state or province shown parenthetically) — Florida (84), California (46), Arizona (35), Texas (15), Washington (13),

Colorado (10), Oregon (9), Delaware (7), Indiana (7), Pennsylvania (7), Nevada (6), North Carolina (6), Wisconsin (5), Virginia (4), Illinois (3), Iowa (2), Michigan (2), New Jersey (2), Ohio (2), South Carolina (2), Tennessee (2), Utah (2), Montana (1), New Mexico (1), New York (1), and British Columbia (1). We are a self-administered and self-managed equity real estate investment trust (“REIT”). We own all of the voting stock of MHC Trust, a REIT which is the general partner of the Operating Partnership. We conduct substantially all of our business through the Operating Partnership and its subsidiaries.

RISK FACTORS

     An investment in our Common Stock involves risks. You should carefully consider, among other factors, the matters described below before deciding to purchase our Common Stock.

Our Performance and Common Stock Value Are Subject to Risks Associated With the Real Estate Industry.

     Adverse Economic Conditions and Other Factors Could Adversely Affect the Value of Our Properties and Our Cash Flow. Several factors may adversely affect the economic performance and value of our Properties. These factors include:

•	changes in the national, regional and local economic climate;

•	local conditions such as an oversupply of resort and retirement oriented properties or a reduction in demand for resort and retirement oriented properties in the area, the attractiveness of our Properties to customers, competition from manufactured home communities and other resort and retirement oriented properties and alternative forms of housing (such as apartment buildings and site-built single family homes);

•	our ability to collect rent from customers and pay maintenance, insurance and other operating costs (including real estate taxes), which could increase over time;

•	the failure of our assets to generate income sufficient to pay our expenses, service our debt and maintain our Properties, which may adversely affect our ability to make expected distributions to our stockholders;

•	our inability to meet mortgage payments on any Property that is mortgaged, in which case the lender could foreclose on the mortgage and take the Property;

•	interest rate levels and the availability of financing, which may adversely affect our financial condition; and

•	changes in laws and governmental regulations (including rent control laws and regulations governing usage, zoning and taxes), which may adversely affect our financial condition.

     New Acquisitions May Fail to Perform as Expected and Competition for Acquisitions May Result in Increased Prices for Properties. We intend to continue to acquire Properties. Newly acquired Properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired Property up to standards established for its intended market position. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management attention. Additionally, we expect that other real estate investors with significant capital will compete with us for attractive investment opportunities. These competitors include publicly traded REITs, private REITs and other types of investors. Such competition increases prices for Properties. We expect to acquire Properties with cash from secured or unsecured financings and proceeds from offerings of equity or debt. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms.

     Because Real Estate Investments Are Illiquid, We May Not be Able to Sell Properties When Appropriate. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions, forcing us to accept lower than market value. This inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition and ability to service debt and make distributions to our stockholders.

     Some Potential Losses Are Not Covered by Insurance. We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our Properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, certain types of losses, such as lease and other contract claims, that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a Property, as well as the anticipated future revenue from the Property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the Property.

Debt Financing, Financial Covenants and Degree of Leverage Could Adversely Affect Our Economic Performance.

     Scheduled Debt Payments Could Adversely Affect Our Financial Condition. Our business is subject to risks normally associated with debt financing. The total principal amount of our outstanding indebtedness was approximately $1.62 billion as of March 31, 2005. Our substantial indebtedness and the cash flow associated with serving our indebtedness could have important consequences, including the risks that:

•	our cash flow could be insufficient to pay distributions at expected levels and meet required payments of principal and interest;

•	we will be required to use a substantial portion of our cash flow from operations to pay our indebtedness, thereby reducing the availability of our cash flow to fund the implementation of our business strategy, acquisitions, capital expenditures and other general corporate purposes;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	we may not be able to refinance existing indebtedness (which in virtually all cases requires substantial principal payments at maturity) and, if we can, the terms of such refinancing might not be as favorable as the terms of existing indebtedness;

•	if principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow will not be sufficient in all years to repay all maturing debt; and

•	if prevailing interest rates or other factors at the time of refinancing (such as the possible reluctance of lenders to make commercial real estate loans) result in higher interest rates, increased interest expense would adversely affect cash flow and our ability to service debt and make distributions to stockholders.

     Financial Covenants Could Adversely Affect Our Financial Condition. If a Property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose on the Property, resulting in loss of income and asset value. The mortgages on our Properties contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the Property and to discontinue insurance coverage. In addition, our credit facilities contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to assets ratios, secured debt to total assets ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt. Foreclosure on mortgaged Properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations.

     Our Degree of Leverage Could Limit Our Ability to Obtain Additional Financing. Our debt to market capitalization ratio (total debt as a percentage of total debt plus the market value of the outstanding Common Stock and Units held by parties other than the Company) is approximately 61% as of March 31, 2005. The degree of leverage could have important consequences to stockholders, including an adverse effect on our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes, and makes us more vulnerable to a downturn in business or the economy generally.

We Depend on Our Subsidiaries’ Dividends and Distributions.

     Substantially all of our assets are indirectly held through the Operating Partnership. As a result, we have no source of operating cash flow other than from distributions from the Operating Partnership. Our ability to pay dividends to holders of Common Stock depends on the Operating Partnership’s ability first to satisfy its obligations to its creditors and make distributions payable to third party holders of its preferred Units and then to make distributions to MHC Trust and common Unit holders. Similarly, MHC Trust must satisfy its obligations to its creditors and preferred shareholders before making common stock distributions to us.

Stockholders’ Ability to Effect Changes of Control of the Company is Limited.

     Provisions of Our Charter and Bylaws Could Inhibit Changes of Control. Certain provisions of our charter and bylaws may delay or prevent a change of control of the Company or other transactions that could provide our stockholders with a premium over the then-prevailing market price of their Common Stock or which might otherwise be in the best interest of our stockholders. These include the Ownership Limit described below. Also, any future series of preferred stock may have certain voting provisions that could delay or prevent a change of control or other transaction that might involve a premium price or otherwise be good for our stockholders.

     Maryland Law Imposes Certain Limitations on Changes of Control. Certain provisions of Maryland law prohibit “business combinations” (including certain issuances of equity securities) with any person who beneficially owns ten percent or more of the voting power of outstanding Common Stock, or with an affiliate of the Company who, at any time within the two-year period prior to the date in question, was the owner of ten percent or more of the voting power of the outstanding voting stock (an “Interested Stockholder”), or with an affiliate of an Interested Stockholder. These prohibitions last for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. After the five-year period, a business combination with an Interested Stockholder must be approved by two super-majority stockholder votes unless, among other conditions, our common stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares of Common Stock. The Board of Directors has exempted from these provisions under the Maryland law any business combination with Samuel Zell, who is the Chairman of the Board of the Company, certain holders of Units who received them at the time of our initial public offering, the General Motors Hourly Rate Employees Pension Trust and the General Motors Salaried Employees Pension Trust, and our officers who acquired Common Stock at the time we were formed and each and every affiliate of theirs.

     We Have a Stock Ownership Limit for REIT Tax Purposes. To remain qualified as a REIT for U.S. federal income tax purposes, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws applicable to REITs) at any time during the last half of any taxable year. See “Material U.S. Federal Income Tax Considerations – Requirements for Qualification – General.” To facilitate maintenance of our REIT qualification, our charter, subject to certain exceptions, prohibits Beneficial Ownership (as defined in our charter) by any single stockholder of more than 5% (in value or number of shares, whichever is more restrictive) of our outstanding capital stock. We refer to this as the “Ownership Limit.” Within certain limits, our charter permits the Board of Directors to increase the Ownership Limit with respect to any class or series of stock. The Board of Directors, upon receipt of a ruling from the Internal Revenue Service, opinion of counsel, or other evidence satisfactory to the Board of Directors and upon fifteen days prior written notice of a proposed transfer which, if consummated, would result in the transferee owning shares in excess of the Ownership Limit, and upon such other conditions as the Board of Directors may direct, may exempt a stockholder from the Ownership Limit. Absent any such exemption, capital stock acquired or held in violation of the Ownership Limit will be transferred by operation of law to us as trustee for the benefit of the person to whom such capital stock is ultimately transferred, and the stockholder’s rights to distributions and to vote would terminate. Such stockholder would be entitled to receive, from the proceeds of any subsequent sale of the capital stock transferred to us as trustee, the lesser of (i) the price paid for the capital stock or, if the owner did not pay for the capital stock (for example, in the case of a gift, devise or other such transaction), the market price of the capital stock on the date of the event causing the capital stock to be transferred to us as trustee or (ii) the amount realized from such sale. A transfer of capital stock may be void if it causes a person to violate the Ownership Limit. The Ownership Limit could delay or prevent a change in control of the Company and, therefore, could adversely affect our stockholders’ ability to realize a premium over the then-prevailing market price for their Common Stock.

Conflicts of Interest Could Influence the Company’s Decisions.

     Certain Stockholders Could Exercise Influence in a Manner Inconsistent With the Stockholders’ Best Interests. As of March 11, 2005, Mr. Zell and certain affiliated holders beneficially owned approximately 16.1% of our outstanding Common Stock (in each case including Common Stock issuable upon the exercise of stock options and the exchange of Units). Accordingly, Mr. Zell has significant influence on our management and operation. Such influence could be exercised in a manner that is inconsistent with the interests of other stockholders.

     Mr. Zell and His Affiliates Continue to be Involved in Other Investment Activities. Mr. Zell and his affiliates have a broad and varied range of investment interests, including interests in other real estate investment companies involved in other forms of housing, including multifamily housing. Mr. Zell and his affiliates may acquire interests in other companies. Mr. Zell may not be able to control whether any such company competes with the Company. Consequently, Mr. Zell’s continued involvement in other investment activities could result in competition to the Company as well as management decisions which might not reflect the interests of our stockholders.

Risk of Eminent Domain and Tenant Litigation.

     We own Properties in certain areas of the country where real estate values have increased faster than rental rates in our Properties either because of locally imposed rent control or long term leases. In such areas, we have learned that local government has investigated the possibility of seeking to take our Properties by eminent domain at values below the value of the underlying land. While no such eminent domain proceeding has been commenced, and we would exercise all of our rights in connection with any such proceeding, successful condemnation proceedings by municipalities could adversely affect our financial condition. Moreover, certain of our Properties located in California are subject to rent control ordinances, some of which not only severely restrict ongoing rent increases but also prohibit us from increasing rents upon turnover. Such regulation allows customers to sell their homes for a premium representing the value of the future discounted rent-controlled rents. As part of our effort to realize the value of our Properties subject to rent control, we have initiated lawsuits against several municipalities in California. In response to our efforts, tenant groups have filed lawsuits against us seeking not only to limit rent increases, but to be awarded large damage awards. If we are unsuccessful in our efforts to challenge rent control ordinances, it is likely that we will not be able to charge rents that reflect the intrinsic value of the affected Properties. Finally, tenant groups in non-rent controlled markets have also attempted to use litigation as a means of protecting themselves from rent increases reflecting the rental value of the applicable Properties. An unfavorable outcome in the customer group lawsuits could have an adverse impact on our financial condition.

Environmental Problems Are Possible and Can be Costly.

     Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at such property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

     Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of property containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on real property owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

We Have a Significant Concentration of Properties in Florida and California, and Natural Disasters or Other Catastrophic Events in These or Other States Could Adversely Affect the Value of Our Properties and Our Cash Flow.

     As of December 31, 2004, we owned or had an ownership interest in 275 Properties located in 25 states and British Columbia, including 84 Properties located in Florida and 46 Properties located in California. The occurrence of a natural disaster or other catastrophic event in any of these areas may cause a sudden decrease in the value of our Properties. While we have obtained insurance policies providing certain coverage against damage from fire, flood, property, earthquake, wind storm and business interruption, these insurance policies contain coverage limits, limits on covered property and various deductible amounts that the Company must pay before insurance proceeds are available. Such insurance may therefore be insufficient to restore our economic position with respect to damage or destruction to our Properties caused by such occurrences. Moreover, each of these coverages must be renewed every year and there is the possibility that all or some of the coverages may not be available at a reasonable cost. In addition, in the event of such natural disaster or other catastrophic event, the process of obtaining reimbursement for covered losses, including the lag between expenditures incurred by us and reimbursements received from the insurance providers, could adversely affect our economic performance.

Market Interest Rates May Have an Effect on the Value of Our Common Stock.

     One of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rates with respect to such shares (as a percentage of the price of such shares) relative to market interest rates. If market interest rates go up, prospective purchasers of REIT shares may expect a higher distribution rate. Higher interest rates would not, however, result in more funds for us to distribute and, in fact, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our publicly traded securities to go down.

We Are Dependent on External Sources of Capital.

     To qualify as a REIT, we must distribute to our stockholders each year at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gain). See “Material U.S. Federal Income Tax Considerations–Annual Distribution Requirements.” In addition, we intend to distribute all or substantially all of our net income so that we will generally not be subject to U.S. federal income tax on our earnings. Because of these distribution requirements, it is not likely that we will be able to fund all future capital needs, including for acquisitions, from income from operations. We therefore will have to rely on third-party sources of debt and equity capital financing, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including conditions in the capital markets generally and the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of stockholders’ interests, and additional debt financing may substantially increase our leverage.

Our Qualification as a REIT is Dependent on Compliance With U.S. Federal Income Tax Requirements.

     We believe we have been organized and operated in a manner so as to qualify for taxation as a REIT, and we intend to continue to operate so as to qualify as a REIT for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations – Taxation of the Company.” Qualification as a REIT for U.S. federal income tax purposes, however, is governed by highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. Our qualification as a REIT requires analysis of various facts and circumstances that may not be entirely within our control, and we cannot provide any assurance that the Internal Revenue Service (the “IRS”) will agree with our analysis. These matters can affect our qualification as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the U.S. federal income tax consequences of qualification as a REIT.

     If, with respect to any taxable year, we fail to maintain our qualification as a REIT (and specified relief provisions under the Code were not applicable to such disqualification), we could not deduct distributions to stockholders in computing our net taxable income and we would be subject to U.S. federal income tax on our net taxable income at regular corporate rates. Any U.S. federal income tax payable could include applicable alternative minimum tax. If we had to pay U.S. federal income tax, the amount of money available to distribute to stockholders and pay indebtedness would be reduced for the year or years involved, and we would no longer be required to distribute money to stockholders. In addition, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless we were entitled to relief under the relevant statutory provisions. Although we currently intend to operate in a manner designed to allow us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to revoke the REIT election.

USE OF PROCEEDS

     All of the shares of Offered Stock are being offered by the Selling Stockholders. We will not receive any of the proceeds from sale of the shares of Offered Stock covered by this prospectus by the Selling Stockholders. We will receive Units in the Operating Partnership in exchange for shares of Offered Stock that we may issue to the Selling Stockholders. We will pay all costs and expenses incurred in connection with the shares of Offered Stock, other than any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Stockholders and share transfer and other taxes attributable to the sale of the shares of Offered Stock, which will be paid by the Selling Stockholders.

SELLING STOCKHOLDERS

     We may issue up to 1,124,187 shares of Offered Stock to the Selling Stockholders, if and to the extent that the Selling Stockholders exchange their Units and we issue the Selling Stockholders shares of Common Stock in connection therewith. The following table provides the names of the Selling Stockholders, the number of shares of Common Stock to be owned upon exchange of all Units held by the Selling Stockholders before the offering to which this prospectus relates, and the number of shares of Offered Stock offered by the Selling Stockholders. Since the Selling Stockholders may sell all, some or none of the Offered Stock, no estimate can be made of the number of shares of Offered Stock that will be sold by the Selling Stockholders or that will be owned by the Selling Stockholders upon completion of the offering. There is no assurance that the Selling Stockholders will sell any of the Offered Stock. The Offered Stock represents approximately 4.6% of the total shares of Common Stock (assuming the exchange of all outstanding Units held by the Selling Stockholders for shares of Common Stock) outstanding as of June 3, 2005.

Number of Shares of
Common Stock Owned and
Name of Selling Stockholder	Offered Hereby(1)
Charles H. Williams, Trustee of the Williams Family Revocable Living Trust dated May 19, 2003	65,466
Monte Vista, LLC (2)	1,058,721

Total	1,124,187

(1)	The actual number of shares of Common Stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional shares of Common Stock to be offered or issued from stock splits, stock dividends or similar transactions, in accordance with Rule 416 of the Securities Act.

(2)	The Units owned by Monte Vista, LLC have been pledged to a bank as security for an extension of credit from such bank to Monte Vista, LLC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our stock. For purposes of this section, under the heading “Material U.S. Federal Income Tax Considerations,” references to “the Company” and “our” refer only to Equity LifeStyle Properties, Inc. and not our subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

     This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as: financial institutions, insurance companies, broker-dealers, regulated investment companies, trusts and estates, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our stock, persons holding our stock as part of a “straddle,” “hedge” or “conversion transaction,” persons subject to the alternative minimum tax provisions of the Code, non-U.S. stockholders, and, except to the extent discussed below, tax-exempt organizations.

     This summary assumes that stockholders will hold our stock as capital assets, which generally means as property held for investment.

     THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING OUR STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR STOCK.

Taxation of the Company

     The Company has elected to be taxed as a REIT under the Code, commencing with its taxable year ended December 31, 1993. The Company believes that it has been organized and has operated in a manner which allows it to qualify for taxation as a REIT under the Code commencing with its taxable year ended December 31, 1993, and it intends to continue to be organized and operate in such a manner. In addition, each of MHC Trust (“MHC Trust”), and MHC T1000 Trust (“T1000,” together with MHC Trust, the “subsidiary REITs”), intends to elect and to qualify to be taxed as a REIT commencing with its taxable year ended December 31, 2004. Each of the subsidiary REITs believes that it was organized and operated in a manner that will allow it to qualify for taxation as a REIT under the Code commencing with its taxable year ended December 31, 2004, and intends to continue to be organized and operate in such a manner.

     In the opinion of Clifford Chance US LLP (“Clifford Chance”), commencing with the Company’s taxable year ended December 31, 1999, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its current method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of Clifford Chance is based on various assumptions relating to the Company’s organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, and that it will at all times operate in accordance with the method of operation described in its organizational documents and this prospectus, and is conditioned upon factual representations and covenants made by its management and affiliated entities, regarding its organization, assets, present and future conduct of its business operations and other items requiring its ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that it will take no action inconsistent with its qualification as a REIT. While the Company believes that it has been organized and operated and intends to continue to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in its circumstances or applicable law, no assurance can be given by Clifford Chance or the Company that it will so qualify for any particular year. Clifford Chance will have no obligation to advise the Company or the holders of its stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

     Qualification and taxation as a REIT depends on the Company’s ability to meet, on a continuing basis, through actual results of operations, distribution levels and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code. In addition, the Company’s ability to qualify as a REIT will depend upon MHC Trust’s operating results, organizational structure and ability to meet, on a continuing basis through actual annual results of operations, the various qualification requirements imposed upon REITs by the Code. Compliance by the Company and the subsidiary REITs with these requirements will not be reviewed on a continuing basis by Clifford Chance. No assurance can be given that the actual results of the Company’s operations or the operations of MHC Trust for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

     Provided that each of the Company and the subsidiary REITs qualify for taxation as a REIT, each will generally be entitled to a deduction for dividends that it pays and, therefore, will not be subject to U.S. federal corporate income tax on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level, upon a distribution of dividends by the REIT.

     If each of the Company and the subsidiary REITs qualify for taxation as a REIT, each will nonetheless be subject to U.S. federal income tax in the following circumstances:

•	It will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	It may be subject to the “alternative minimum tax” on its items of tax preference, if any.

•	If it has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than “foreclosure property” (as defined in the Code), such income will be subject to a 100% tax.

•	If it elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” it may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If it fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which it fails the 75% gross income test or (2) the amount by which it fails the 95% gross income test (for taxable years ended prior to January 1, 2005, the amount by which 90% of its gross income exceeded the amount qualifying under the 95% gross income test), as the case may be, multiplied by (b) a fraction intended to reflect its profitability.

•	If it fails to satisfy any of the REIT asset tests, as described below, by larger than a de minimis amount, but its failure is due to reasonable cause and it nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) on the net income generated by the nonqualifying assets during the period in which it failed to satisfy the asset tests.

•	If it fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause, it may retain its REIT qualification but it will be required to pay a penalty of $50,000 for each such failure.

•	If it fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, or the “required distribution,” it will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

•	It may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and its “taxable REIT subsidiaries” (“TRS”) (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If it acquires appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, it will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if it subsequently recognizes gain on a disposition of any such assets during the 10-year period following their acquisition from the non-REIT corporation. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired.

•	It may elect to retain and pay income tax on its net long-term capital gain. In that case, a stockholder would include its proportionate share of the REIT’s undistributed long-term capital gain (to the extent the REIT makes a timely designation of such gain to the stockholder) in the stockholder’s income, would be deemed to have paid the tax that the REIT paid on such gain, and would be allowed a credit for the stockholder’s proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in the stock.

•	It may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to U.S. federal corporate income tax.

     In addition, the Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, property and other taxes on assets and operations.

Requirements for Qualification – General

     The Code defines a REIT as a corporation, trust or association:

     (1) that is managed by one or more trustees or directors;

     (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

     (3) that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

     (4) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

     (5) the beneficial ownership of which is held by 100 or more persons;

     (6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities);

     (7) which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and

     (8) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

     The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. The Company’s charter provides restrictions regarding the ownership and transfer of its shares, which are intended to assist in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

     To monitor compliance with the share ownership requirements, each of the Company and the subsidiary REITs is generally required to maintain records regarding the actual ownership of its shares. To do so, each of the Company and the subsidiary REITs must demand written statements each year from the record holders of significant percentages of its stock, in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by each of the Company and the subsidiary REITs. A list of those persons failing or refusing to comply with this demand must be maintained as part of its records. Failure by any of the Company or the subsidiary REITs to comply with these record-keeping requirements could subject it to monetary penalties. If each of the Company and the subsidiary REITs satisfy these requirements and have no reason to know that condition (6) is not satisfied, it will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

     In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. Each of the Company and the subsidiary REITs have and will continue to have a calendar taxable year.

Effect of Subsidiary Entities

     Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, including the Operating Partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interest in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, the proportionate share of each of the Company and the subsidiary REITs of the assets and items of income of partnerships in which it owns an equity interest is treated as its assets and items of income for purposes of applying the REIT requirements described below.

     Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is wholly-owned by a REIT, by other disregarded subsidiaries or by a combination of the two. Single member limited liability companies that are wholly-owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests.

     Taxable REIT Subsidiaries. A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes, and such an entity would generally be subject to corporate income tax on its earnings. A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. A TRS may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as nonqualifying hedging income or inventory sales).

     Certain restrictions are imposed on TRSs intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. Generally, the Code limits the ability of a TRS to deduct certain interest payments made in any year to an affiliated REIT. In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s length transaction, absent certain statutory safe harbor provisions, the REIT generally will be subject to an excise tax equal to 100% of such excess.

     The Company, along with several of its corporate subsidiaries, made elections for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. In addition, following the Company’s restructuring on February 27, 2004, MHC Trust, along with such corporate subsidiaries, made elections for those subsidiaries to be treated as TRSs of MHC Trust for U.S. federal income tax purposes. Each of the Company and the subsidiary REITs may form additional TRSs in the future.

Ownership of Subsidiary REITs

     Pursuant to the Company’s restructuring on February 27, 2004, the Company contributed all of its assets, including its entire interest in the Operating Partnership, to MHC Trust in exchange for substantially all of the common and preferred stock of MHC Trust. The Company has operated and intends to continue to operate MHC Trust in such a manner as to qualify for taxation as a REIT under the Code. As a result of the restructuring, MHC Trust, and not the Company, is treated as holding the properties and other assets that constitute the operations of the Company, and as receiving any income earned from such assets and operations for U.S. federal income tax purposes. Rather, all of the Company’s assets consist of shares in MHC Trust and all of its income consists of dividends received on shares of MHC Trust. Distributions received by the Company from MHC Trust that are treated as dividend income for U.S. federal income tax purposes (as opposed to tax-free returns of capital) will be qualifying income for purposes of both the 95% and 75% gross income test requirements applicable to the Company, and shares in MHC Trust owned by the Company will be qualifying real estate assets for purposes of the REIT asset test requirements applicable to the Company, only to the extent that MHC Trust qualifies for taxation as a REIT. See “—Gross Income Tests,” and “—Asset Tests.” Accordingly, the Company’s qualification as a REIT depends on MHC Trust satisfying the requirements for qualification as a REIT described above, and both the 95% and 75% gross income tests on an annual basis and the REIT asset tests at the close of each calendar quarter, as described more fully below. If MHC Trust were to fail to qualify for taxation as a REIT in any taxable year, the Company would also fail to qualify for taxation as a REIT for such taxable year. See “—Failure to Qualify.”

     Similarly, following the acquisition of T1000 by the Operating Partnership, T1000 has operated and intends to continue to operate in such a manner as to qualify for taxation as a REIT under the Code. Distributions treated as received by MHC Trust from T1000 that are treated as dividend income for U.S. federal income tax purposes (as opposed to tax-free returns of capital), will be qualifying income for purposes of both the 95% and 75% gross income test requirements applicable to MHC Trust, and shares in T1000 owned by MHC Trust will be qualifying real estate assets for purposes of the REIT asset test requirements applicable to MHC Trust, only to the extent that T1000 qualifies for taxation as a REIT. See “—Gross Income Tests,” and “—Asset Tests.” MHC Trust and T1000 have made a protective joint election, and will make an annual protective joint election effective on or before the close of the first quarter of the calendar year, to treat T1000 as a TRS of MHC Trust. The protective TRS election is to be effective only if T1000 were to fail to qualify as a REIT for the taxable year in which the protective TRS election is in place, and is not intended as a revocation of T1000’s election to qualify for taxation as a REIT. If T1000 were to fail to qualify for taxation as a REIT in any taxable year, distributions received by MHC Trust from

T1000 that are treated as dividend income for U.S. federal income tax purposes (as opposed to tax-free returns of capital), will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test, and shares in T1000 owned by MHC Trust will not be qualifying real estate assets for purposes of the REIT asset test.

Gross Income Tests

     In order to maintain qualification as a REIT, each of the Company and the subsidiary REITs annually must satisfy two gross income tests. First, at least 75% of its gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of its gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

     Dividend Income. Dividends received (directly or indirectly) from a REIT, to the extent of the current and accumulated earnings and profits of the distributing REIT, will be qualifying income for purposes of both the 95% and 75% gross income tests. Distributions received (directly or indirectly) from TRSs or other corporations that are not REITs or qualified REIT subsidiaries will be classified as dividend income to the extent of the current and accumulated earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test.

     Rents from Real Property. Rents received will qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and is therefore subject to different interpretations.

     In addition, in order for rents received to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by being based on a fixed percentage or percentages of sales. Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which the REIT derives no income, or through a TRS. A REIT is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, a REIT may directly or indirectly provide non-customary services to tenants without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent. Moreover, a REIT is permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income tests.

     Rental income will qualify as rents from real property only to the extent that the REIT does not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. However, rental payments from a TRS will qualify as rents from real property even if the REIT owns more than 10% of the combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

     T1000 net leases its campground properties to an independent operator in exchange for its payment of rent. In order for the rent payable under the lease to constitute “rents from real property,” the lease must be respected as a true lease for U.S. federal income tax purposes and not treated as a service contract, joint venture or some other type of arrangement. The determination of whether leases are true leases depends on an analysis of all the surrounding facts and circumstances. The Company believes that the lease is treated as a true lease for U.S. federal income tax purposes. If the net lease were characterized as a service contract or partnership agreement, rather than as a true lease, part or all of the payments that T1000 receives as rent from the lessee may not be considered rent or may not otherwise satisfy the requirements for qualification as “rents from real property.” In that case, T1000 will not be able to satisfy either the 75% or 95% gross income tests and, as a result, could fail to qualify as a REIT.

     Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If interest income is received with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that the mortgage loan is acquired or originated, the interest income will be apportioned between the real property and the other property, and income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

     To the extent that interest income is derived from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person.

     Failure to Satisfy the Gross Income Tests. Each of the Company and the subsidiary REITs intends to monitor its sources of income, including any non-qualifying income received, so as to ensure its compliance with the gross income tests. If any of the Company or the subsidiary REITs fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if the failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, it sets forth a description of each item of gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with regulations prescribed by the Treasury. It is not possible to state whether the Company or the subsidiary REITs would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving any of the Company or the subsidiary REITs, it would not qualify as a REIT. As discussed above under “ —Taxation of the Company,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which it fails to satisfy the particular gross income test.

Asset Tests

     At the close of each calendar quarter, each of the Company and the subsidiary REITs must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of its total assets must be represented by “real estate assets,” cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs and certain kinds of mortgage loans. Second, except for securities that qualify as real estate assets for purposes of the 75% test and securities of TRSs and qualified REIT subsidiaries, the value of any one issuer’s securities owned by each of the Company and the subsidiary REITs may not exceed 5% of the value of its gross assets. Third, except for securities that qualify as real estate assets for purposes of the 75% test and securities of TRSs and qualified REIT subsidiaries, each of the Company and the subsidiary REITs may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by each of the Company and the subsidiary REITs may not exceed 20% of the value of its gross assets.

     The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (b) any debt instrument issued by a partnership (other than straight debt or other excluded securities) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

     After initially meeting the asset tests at the close of any quarter, each of the Company and the subsidiary REITs will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If any of the Company or the subsidiary REITs fails to satisfy the asset tests because it acquires securities during a quarter, it can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If any of the Company or the subsidiary REITs fails the 5% asset test or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, it may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of its assets at the end of the relevant quarter or $10,000,000. If any of the Company or the subsidiary REITs fails any of the asset tests (including a failure of the 5% and 10% asset tests) in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, it is permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) on the net income generated by the nonqualifying assets during the period in which it failed to satisfy the asset test.

     The Company received a ruling from the IRS that loans made by the Operating Partnership to purchasers of factory built homes that are secured by the factory built home, and for which the Operating Partnership has the power to collect payment and foreclose upon default and are amounts collected for the use or forbearance of money and not for services rendered, will be treated as “real estate assets” for purposes of the REIT gross income and asset tests, and the Company’s allocable share of amounts received by the Operating Partnership as interest with respect to such loans will qualify as “interest on obligations secured by mortgages on real property” for purposes of the 75% gross income test, described above.

     The Company believes that the Properties and mortgage related securities (including loans secured by factory built homes) held by the Operating Partnership generally will be qualifying assets for purposes of the 75% asset test. However, other debt instruments secured by non-real estate assets, or unsecured debt securities may not be qualifying assets for purposes of the 75% asset test. Moreover, values of some assets, such as the value of the TRSs, may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. As an example, if an investment in equity securities of a REIT issuer were determined by the IRS to represent debt securities of such issuer, such securities would also not qualify as real estate assets. Accordingly, there can be no assurance that the IRS will not contend that interests in subsidiaries or in the securities of other issuers (including REIT issuers) cause a violation of the REIT asset tests.

Annual Distribution Requirements

     In order to qualify as a REIT, each of the Company and the subsidiary REITs is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

     (a) the sum of: 90% of its “REIT taxable income” (computed without regard to the deduction for dividends paid and net capital gains) and 90% of the net income (after tax), if any, from “foreclosure property” (as defined in the Code); minus

     (b) the sum of specified items of non-cash income that exceeds a percentage of our income.

     These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by the REIT and received by each stockholder on December 31 of the year in which they are declared. In addition, at the REIT’s election, a distribution for a taxable year may be declared before it timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to stockholders in the year in which paid, even though the distributions relate to the REIT’s prior taxable year for purposes of the 90% distribution requirement.

     To the extent that a REIT distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, the REIT may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains.

     If a REIT fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which it paid corporate income tax. Each of the Company and the subsidiary REITs intends to make timely distributions so that it is not subject to the 4% excise tax.

     It is possible that any of the Company or the subsidiary REITs, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from its subsidiaries and (b) the inclusion of items in its income for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property.

     A REIT may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In this case, the REIT may be able to avoid losing its qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, it will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

     In the event that any of the Company or the subsidiary REITs violates a provision of the Code that would result in its failure to qualify as a REIT, specified relief provisions will be available to avoid such disqualification if (1) the violation is due to reasonable cause, (2) it pays a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to disqualification as a REIT for violations due to reasonable cause. If any of the Company or the subsidiary REITs fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, it will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to its stockholders in any year in which it is not a REIT will not be deductible, nor will they be required to be made. Unless entitled to relief under the specific statutory provisions, it will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, any of the Company or the subsidiary REITs will be entitled to statutory relief. In addition, although we currently intend to operate in a manner designed to allow us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to revoke the REIT election.

Taxation of Taxable U.S. Stockholders

     This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. For these purposes, a U.S. stockholder is a beneficial owner of the Company’s stock that for U.S. federal income tax purposes is: a citizen or resident of the United States; a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia); an estate whose income is subject to U.S. federal income taxation regardless of its source; or any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

     If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Company’s stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the Company’s stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of the Company’s stock by the partnership.

     Distributions. Provided that the Company qualifies as a REIT, distributions made to its taxable U.S. stockholders out of current and accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to the Company’s stock constitutes a dividend for U.S. federal income tax purposes, earnings and profits will be allocated first to distributions with respect to the Company’s preferred stock, if any, and then to the Company’s common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations.

     In addition, distributions from the Company that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of the Company for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. To the extent that the Company elects under the applicable provisions of the Code to retain its net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, the undistributed capital gains as well as a corresponding credit for taxes paid by the Company on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in their stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by the Company. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

     Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. stockholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by the Company in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by the Company and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid before the end of January of the following calendar year.

     With respect to U.S. stockholders who are taxed at the rates applicable to individuals, the Company may elect to designate a portion of its distributions paid to such U.S. stockholders as qualified dividend income. A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders as capital gain, provided that holding period and other requirements are met by both the Company and the U.S. stockholder. The maximum amount of the Company’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

     (a) the qualified dividend income received by the Company during such taxable year from non-REIT C corporations (including dividends from MHC Trust attributable the TRSs, which are subject to U.S. federal income tax, provided that MHC Trust designates such dividends as qualified dividend income);

     (b) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by the Company with respect to such undistributed REIT taxable income; and

     (c) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by the Company with respect to such built-in gain.

Dispositions of the Company’s Stock

     In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of the Company’s stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the stock at the time of the disposition. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of the Company’s stock will be subject to a maximum U.S. federal income tax rate of 15% for taxable years through 2008, if the stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if the stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are advised to consult with their own tax advisors with respect to their capital gain tax liability. The ability of a U.S. stockholder to deduct capital losses may be subject to limitations under the Code.

Passive Activity Losses and Investment Interest Limitations

     Distributions made by the Company and gain arising from the sale or exchange by a U.S. stockholder of the Company’s stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to the Company’s stock. Distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Backup Withholding and Information Reporting

     The Company will report to its U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, the Company may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify their non-foreign status.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Taxation of Tax-Exempt U.S. Stockholders

     U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to in this prospectus as UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held the Company’s stock as “debt financed property” within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the stock is not otherwise used in an unrelated trade or business, distributions from the Company and income from the sale of the Company’s stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

     Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

     In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of the Company’s stock could be required to treat a percentage of the dividends from the Company as UBTI if the Company is a “pension-held REIT.” The Company will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of the Company’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the Company’s stock, collectively owns more than 50% of such stock; and (2) the Company would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities) by the beneficiaries of such trusts. The Company has not been, and does not expect to be treated as a pension-held REIT for these purposes, although the Company cannot assume that this will always be the case.

     Tax-exempt U.S. stockholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning the Company’s stock.

Taxation of Non-U.S. Stockholders

     Special rules apply to the acquisition, ownership and disposition of the Company’s stock by non-U.S. stockholders that may differ from the U.S. federal income tax consequences that generally apply to U.S. stockholders, as described above. Accordingly, non-U.S. stockholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning the Company’s stock.

State, Local and Foreign Taxes

     Our Company and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The Company, through the subsidiary REITs, the Operating Partnership and other subsidiaries, owns interests in properties located in a number of jurisdictions, and may be required to file tax returns in certain of those jurisdictions. The state, local or foreign tax treatment of our Company and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by the Company would not pass through to stockholders as a credit against their U.S. federal income tax liability. Stockholders should consult their own tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our Company’s stock.

PLAN OF DISTRIBUTION

     We are registering the shares of Common Stock on behalf of the Selling Stockholders. Sales of shares may be made by the Selling Stockholders, including their donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the New York Stock Exchange, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.

     The Selling Stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

     The Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the Selling Stockholders. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

     The Selling Stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Stockholders and the Selling Stockholders have agreed to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     The Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales in the market.

     The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Upon being notified by the Selling Stockholders that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the Selling Stockholders and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

     In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when the Selling Stockholders notify us that a donee or pledgee intends to sell more than 500 shares of Common Stock.

     We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares of Offered Stock. The Selling Stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares of Offered Stock.

EXPERTS

     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have incorporated herein by reference our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

     The validity of the shares of Offered Stock and the accuracy of the discussion under “Material Federal Income Tax Considerations” will be passed upon for us by Clifford Chance US LLP, New York, New York.